Exhibit 4.1

WIRELESS TELECOM GROUP, INC. DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material provisions of our Restated Certificate of Incorporation, as amended (our “Certificate”), and By-Laws (our “Bylaws”), regarding the material terms of our capital stock. This summary is qualified in its entirety by reference to the full text of our Certificate and Bylaws, which are included as exhibits to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), as may be amended by a document filed with one of our periodic reports filed with the SEC subsequent to the date of that Annual Report. Additionally, the New Jersey Business Corporation Act (the “NJBCA”) may also affect the terms of our capital stock. Except as otherwise indicated or unless the context requires otherwise, all references herein to the “Company,” “we,” “us,” “our” and similar terms refer to Wireless Telecom Group, Inc.

Authorized Capitalization

Our authorized capital stock of 77,000,000 consists of:

75,000,000 shares of common stock, par value $0.01 per share (“Common Stock”); and 2,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

General

Holders of shares of our Common Stock do not have any preference, conversion, exchange, sinking fund, redemption or appraisal rights. All outstanding shares of Common Stock are fully paid and nonassessable. In the case of shareholder actions without meeting regarding mergers, consolidations or sales of substantially all assets, owners of non-voting shares may reference Article II of our Bylaws.

Dividends

Subject to the relative rights, limitations and preferences of the holders of any then outstanding Preferred Stock, holders of our Common Stock will be entitled to certain rights, including (i) to share ratably in dividends if, when and as declared by our Board of Directors (our “Board”) out of funds legally available therefor and (ii) to share in dividends paid in shares having a preference in the assets of the corporation upon liquidation, whether or not the net assets at the time of the dividend are less than the aggregate amount of such prior and newly created preferences.

Liquidation

Any assets remaining after payment of or provision for claims against the corporation shall be distributed among the shareholders according to their respective rights and interests. Distribution may be made in either or both cash and kind.

Voting Rights

Each outstanding share of our Common Stock entitles the holder to one vote on all matters submitted to a vote of the shareholders, including the election of directors. Any action to be taken by vote of the shareholders, other than the election of directors, shall be authorized by a majority of the votes cast a meeting of shareholders unless a greater plurality is required by the NJBCA. The holders of our Common Stock do not have cumulative voting rights in the election of directors or preemptive rights to subscribe for additional shares of our capital stock.

Preferred Stock

Under the terms of our Certificate, our Board has the authority, without any requirement of vote of shareholders, to issue up to 2,000,000 shares of Preferred Stock, to establish and designate in the Preferred Stock such preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends, qualifications, terms and conditions of redemption and liquidation as it shall determine by resolution.

Anti-Takeover Effects of Our Certificate and Bylaw Provisions and the NJBCA

Certain provisions of our Certificate and Bylaws, as well as certain provisions of the NJBCA, may make it more difficult to acquire control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of our company to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. For additional information, we refer you to the provisions of our Certificate, our Bylaws and the applicable sections of the NJBCA.

Certain Provisions of our Certificate and Bylaws

Certain provisions contained in our Certificate and Bylaws could have an anti-takeover effect. These provisions:

●	authorize the issuance by our Board of Preferred Stock, without any requirement of vote or class vote of shareholders, commonly referred to as “blank check” preferred stock, which shares of Preferred Stock may have rights senior to those of our Common Stock;

●	do not provide for cumulative voting by shareholders in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

●	limit the persons who can call special shareholder meetings; shareholders do not have authority to call a special meeting of shareholders;

●	permit the Board to amend or repeal any by-law adopted, amended or repealed by shareholders, unless the shareholders expressly reserve the right to amend or repeal such by-law in the adopting resolution;

●	establish advance notice requirements that must be complied with by shareholders to nominate persons for election to our Board or to propose matters that can be acted on by shareholders at shareholder meetings;

●	provide for the filling of vacancies on our Board by action of a majority of the directors and not by the shareholders; and

●	provide that the authorized number of directors may be changed only by resolution of the Board.

New Jersey Shareholders Protection Act

We are subject to NJBCA Section 14A-10A, which is also known the New Jersey Shareholders Protection Act, a type of anti-takeover statute designed to protect shareholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with us to negotiate with our Board for the fair and equitable treatment of all shareholders. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation’s board of directors approved the combination prior to the shareholder becoming an interested shareholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested shareholder of that corporation unless the combination is approved by the board of directors prior to the interested shareholder’s stock acquisition date, the combination receives the approval of majority of the voting stock of the corporation not beneficially owned by the interested shareholder, or the combination meets minimum financial terms specified by the statute. The terms “interested shareholder” and “business combination” are defined in NJBCA Section 14A-10A-3.

The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be forced out after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute generally applies to corporations that are organized under New Jersey law, and have a class of stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Listing

Our Common Stock is listed on The New York Stock Exchange under the trading symbol “WTT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.